Exhibit 1

PRESS RELEASE

Cyren Launches Free Online Web Security Test for SMBs and Enterprises

Evaluate your company's level of security in just 30 seconds, no software download required

MCLEAN, Va. – September 15, 2016 – Cyren (NASDAQ: CYRN) today announced the launch of a free web security assessment that allows anyone to test the effectiveness of their current web security in just seconds. To try the Web Security Diagnostic, click www.cyren.com/securitytest.

Designed to give any business user a fast snapshot of their level of protection from web-borne threats, the new service harnesses threat intelligence from Cyren’s automated global security cloud to provide an easy, yet oftentimes eye-opening self-assessment tool for companies looking to understand the real effectiveness of their web security.

With just one click, Cyren’s security test performs a baseline diagnostic of a given organization’s potential vulnerability to several cyberthreats and security policy risks, including:

●	Common viruses
●	Evasive viruses
●	Botnet calls to Command & Control servers
●	Phishing sites
●	Anonymizer site usage

“With this quick, easy-to-use test, actual security performance can be checked by IT staff, C-level executives, or any Internet user on any device – in or out of the office,” said Sigurdur Stefnisson, vice president of threat research at Cyren. “We have put Cyren’s global threat intelligence to use for this diagnostic in a way that requires no time commitment and no effort from users. This security test is literally one-click and that’s it.”

The Cyren Web Security Diagnostic does not access any personal data, change any settings, or compromise a user’s security in any way. For more information, visit the Web Security Diagnostic.

About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security as a service (SecaaS) solutions as well as embedded solutions for software and security providers . Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com

Facebook: www.facebook.com/cyrenweb

LinkedIn: www.linkedin.com/company/cyren

Twitter: twitter.com/cyreninc

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Cyren Company Contact
Mike Myshrall, CFO

703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com